*KH 7/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11021696

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowe Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison Street; Suite 700
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Roth (574) 246-4468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/16

OATH OR AFFIRMATION

I, Charles B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowe Capital Markets, LLC, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 19 day of May, 2011.

Emily L. Thorson 5/19/11
Notary Public

OFFICIAL SEAL
EMILY L THORSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MARCH 17, 2014

Charles B. McKenna
Signature

Senior Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Management Committee
Crowe Capital Markets, LLC
Chicago, IL 60602

We have audited the accompanying statement of financial condition of Crowe Capital Markets, LLC (An Indiana Limited Liability Company) as of March 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crowe Capital Markets, LLC as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Bradford R. Dooley & Associates

Chicago, Illinois
May 19, 2011

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

Cash	$ 78,600

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to Crowe Horwath LLP	$ 12,248
Accounts payable and accrued expenses	250
Total liabilities	12,498
Member's Equity	66,102
Total liabilities and member's equity	$ 78,600

The accompanying notes to the financial statements are an integral part of this statement.

CROWE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on March 17, 2000 as a Limited Liability Company under the provisions of the Indiana Business Flexibility Act.

The term of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) in September, 2003.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Crowe Horwath LLP.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Retainer based and success based fees are recorded as of a given date for the non-refundable, non-contingent retainer fees, while the success based fees are recorded upon the achievement of a criteria agreed upon with the client (such as closing of the transaction.)

Fees for services are recorded in the period the hours are worked.

Accounts Receivable

Accounts receivable are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Income Taxes
The Company has elected to be treated as a partnership for income tax purposes. Generally, any taxable income of a partnership flows through to the member and is reported on personal income tax returns.

Management has evaluated the effects of adoption of FASB ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) to the Company, and as of March 31, 2011, has determined no provision for income tax is required in the Company's financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies* (formerly FASB Statement No. 5, *Accounting for Contingencies*) which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. Each member of the Company is generally responsible for reporting taxable income or loss, to the extent required by federal and state income tax laws and regulations, based upon its respective share of the Company's income and expense as reported for income tax purposes.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

NOTE 3 COMMITMENTS AND CONTINGENCIES

The Company operates out of offices leased by the sole member of the Company. During the fiscal year ended March 31, 2011, the sole member did not charge any rent to the Company.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

NOTE 4 NET CAPITAL REQUIREMENTS (Continued)

Net capital and aggregate indebtedness change from day to day, but at March 31, 2011, the Company had net capital and net capital requirements of $66,102 and $5,000, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

NOTE 5 RELATED PARTY TRANSACTIONS

Pursuant to an inter-company service agreement, the Company engages in transactions with the sole member.

During the fiscal year ended, March 31, 2011, the sole member provided office rent, office supplies, telephone, administrative and other professional services to the Company.

Purchases for these various services were approximately $144,440 for the year ended March 31, 2011. At March 31, 2011, there was $12,248 in outstanding accounts payable as a result of these transactions.

The Company conducts its operations from facilities leased from the sole member described more fully in NOTE 3 above.

NOTE 6 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through May 19, 2011, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Crowe Capital Markets, LLC

In planning and performing our audit of the financial statements of Crowe Capital Markets, LLC (the Company) as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRD & Assoc.

Bradford R. Dooley & Associates

Chicago, Illinois
May 19, 2011

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)